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                                                                    EXHIBIT 6.14


Mr. Jay Bartelstone
The Private Financing Group, Inc.
Via E-Mail

Re: Financial Advisory Agreement dated December 29, 2000

Dear Jay,

I am sending this letter to you for clarification of the above referenced agreement. As for the timing of when warrants and cash fees, are to be earned for equity or debt transactions, it is the spirit of the agreement that these are actually earned when a signed agreement is in place. That would mean for the Swartz transaction, the 1,200,000 warrants, per the terms of the above referenced agreement, and the $400,000 minimum are earned July 13, 2001, when the transaction was concluded and the Investment Agreement was signed by both parties and not when the Letter of Agreement was signed in April 2001. As for the G.E. Capital and King Trade Capital transactions, the 500,000 warrants and $137,500 fees for each transaction is earned when and if a signed agreement is in place and not when the letters of intent or proposals were signed. In addition, the $250,000 in advisory bonus cash fees is earned on upon the execution of a signed agreement by InterGlobal Waste Management and an investor whether sourced by The Private Financing Group, Inc. or any other sourcing party given the consideration by The Private Financing Group, Inc. to InterGlobal Waste Management of an agreed to reduction in their earned advisory bonus, waiver of an exclusive relationship and the overall support and guidance provided for all funding efforts on the part of The Private Financing Group, Inc.

As for the 400,000 shares of common stock earned for the completion of the business plan, attainment of at least one investor relations group and on going advisory services, we are in agreement that these services were complete as of June 30, 2001 and the shares are to be issued in July 2001.

Please sign below to confirm acceptance of the above.

Sincerely,

/s/ MICHAEL HANDELMAN
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Michael Handelman

Accepted by: /s/ JAY BARTELSTONE 8/20/01
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            Jay Bartelstone